UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS **FINANCIAL PERFORMANCE**

1ST QUARTER 2021

Henrique Lage Refinery - REVAP

Petrobras Financial Performance in 1Q21

Petrobras posted solid financial and operating results in 1Q21. Regarding 1Q21 results, Petrobras’ CEO Joaquim Silva e Luna made the following comments: “The figures show the capacity of our team to deliver sustainable results to our investors and to society, even in a challenging environment. Petrobras will continue down the path of value generation, with its management based on transparency, dialogue and rationality and with investments concentrated in assets in which we are recognized as global leaders”.

CFO Rodrigo Araujo Alves also commented: “Those very strong figures show that we are in the right path. We will continue to focus on the strategies set forth in our Strategic Plan, generating value in all our operations and projects and managing our portfolio aiming to maximize returns to our shareholders and other stakeholders”.

Main highlights of 1Q21:

•        36% increase in recurring adjusted EBITDA in the quarter, even with lower sales volume.

•        Recurring net income impacted by the effect of Brazilian real depreciation over debt.

•        Positive free cash flow of R$ 31.1 billion.

•        Cash inflow from asset sales of US$ 472 million up to May 11th, 2021.

•        Gross debt reduction of US$ 18.3 billion in the annual comparison and of US$ 4.6 billion in the quarterly comparison, reaching US$ 71 billion.

•        More than US$ 3.2 billion in pre-payments and amortizations in April.

•        Reduction of foreign exchange exposure in US$ 8.4 billion, reaching US$ 34.9 billion.

•	Net debt/adjusted EBITDA decreased, reaching 2.03x in March 31st, 2021, the best mark since 2012.

Table 1 - Main items*

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Sales revenues	86,174	74,972	75,469	14.9	14.2
Gross profit	44,033	40,360	31,615	9.1	39.3
Operating expenses	(11,148)	27,476	(75,616)	−	(85.3)
Consolidated net income (loss) attributable to the shareholders of Petrobras - Petrobras Shareholders	1,167	59,890	(48,523)	(98.1)	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	1,452	28,444	(4,637)	(94.9)	−
Net cash provided by operating activities	40,070	37,702	34,991	6.3	14.5
Free Cash Flow	31,085	30,243	26,664	2.8	16.6
Adjusted EBITDA	48,949	47,043	37,504	4.1	30.5
Recurring Adjusted EBITDA *	47,757	35,098	36,925	36.1	29.3
Gross debt (US$ million)	70,966	75,538	89,237	(6.1)	(20.5)
Net Debt (US$ million)	58,424	63,168	73,131	(7.5)	(20.1)
Net Debt/LTM Adjusted EBITDA ratio **	2.03	2.22	2.15	(8.6)	(5.6)
Average commercial selling rate for U.S. dollar	5.47	5.40	4.47	1.3	22.6
Brent crude (US$/bbl)	60.90	44.23	50.26	37.7	21.2
Domestic basic oil products price (R$/bbl)	350.07	269.08	286.63	30.1	22.1
TRI (total recordable injuries per million men-hour frequency rate)	0.62	0.56	0.65	10.7	(4.6)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

** Ratio calculated in USD

2

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Diesel	25,161	19,852	18,023	26.7	39.6
Gasoline	11,068	9,658	8,327	14.6	32.9
Liquefied petroleum gas (LPG)	5,018	4,960	4,010	1.2	25.1
Jet fuel	2,328	1,831	3,721	27.1	(37.4)
Naphtha	1,812	1,787	2,976	1.4	(39.1)
Fuel oil (including bunker fuel)	1,829	1,374	1,165	33.1	57.0
Other oil products	4,815	4,297	3,069	12.1	56.9
Subtotal Oil Products	52,031	43,759	41,291	18.9	26.0
Natural gas	5,678	5,144	5,372	10.4	5.7
Renewables and nitrogen products	74	78	117	(5.1)	(36.8)
Revenues from non-exercised rights	365	383	407	(4.7)	(10.3)
Electricity	2,970	3,452	1,250	(14.0)	137.6
Services, agency and others	1,166	1,123	703	3.8	65.9
Total domestic market	62,284	53,939	49,140	15.5	26.7
Exports	22,800	19,628	24,711	16.2	(7.7)
Crude oil	15,462	13,772	19,006	12.3	(18.6)
Fuel oil (including bunker fuel)	6,598	5,249	4,652	25.7	41.8
Other oil products and other products	740	607	1,053	21.9	(29.7)
Sales from foreign subsidiaries	1,090	1,405	1,618	(22.4)	(32.6)
Total foreign market	23,890	21,033	26,329	13.6	(9.3)
Total	86,174	74,972	75,469	14.9	14.2

Net revenue in 1Q21 was R$ 86.2 billion, 14.9% higher than 4Q20, mainly due to the 38% appreciation in Brent prices. This result was also supported by higher diesel revenues, which reached R$ 25.2 billion (27% higher than 4Q20), due to Petrobras’ higher market share in the diesel market and the growth in S-10 diesel sales, despite the drop in total diesel sales volume.

The increase in Brent price also resulted in higher revenues for other oil products, although sales volumes of oil products in the domestic market decreased by 5.6% due to seasonality and restrictions imposed by COVID-19. The exception was the 8.3% increase in fuel oil sales volume for thermoelectric generation and use in the industrial segment.

In 1Q21, despite lower volumes of exported crude oil and oil products, export revenue reached R$ 22.8 billion, 16.2% higher when compared to 4Q20, as a result of the hike in Brent prices. The 3% increase in oil and gas production in 1Q21 was not fully translated into revenues, with 27 MMbbl of ongoing crude oil exports.

In terms of revenue breakdown in the domestic market, diesel and gasoline continued to be the main products, accounting, together, for 70% of the domestic oil products sales revenues in 1Q21.

3

There was an increase in China's share of exports in 1Q21, reaching 56%. Singapore remained the main destination for exports of oil products, with 75%, taking advantage of the opportunities brought by IMO 2020. In 1Q21, we had the following distribution of export destinations:

Table 3 – Crude oil exports volume

Country	1Q21	4Q20	1Q20
China	56%	42%	48%
Índia	7%	11%	8%
Portugal	7%	11%	3%
Chile	5%	11%	8%
United States	3%	14%	3%
Spain	3%	2%	6%
Netherlands	1%	2%	5%
Others	18%	7%	19%

Table 4 – Oil products exports volume

Country	1Q21	4Q20	1Q20
Singapore	75%	80%	53%
USA	15%	17%	14%
Others	10%	3%	32%

Cost of Goods Sold

Table 5 – Cost of goods sold

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Brazilian operations	(41,337)	(33,606)	(42,709)	23.0	(3.2)
Acquisitions	(12,838)	(9,013)	(9,592)	42.4	33.8
Crude oil imports	(5,220)	(3,598)	(5,569)	45.1	(6.3)
Oil products imports	(3,649)	(2,504)	(2,289)	45.7	59.4
Natural gas imports	(3,969)	(2,911)	(1,734)	36.3	128.9
Production	(27,256)	(22,951)	(32,294)	18.8	(15.6)
Crude oil	(21,572)	(17,909)	(26,063)	20.5	(17.2)
Production taxes	(8,922)	(7,407)	(9,275)	20.5	(3.8)
Others costs	(12,650)	(10,502)	(16,787)	20.5	(24.6)
Oil products	(3,265)	(2,719)	(3,105)	20.1	5.1
Natural gas	(2,419)	(2,323)	(3,126)	4.1	(22.6)
Production taxes	(666)	(497)	(490)	34.1	36.1
Others costs	(1,753)	(1,826)	(2,637)	(4.0)	(33.5)
Services rendered, electricity, renewables, nitrogen products and others	(1,243)	(1,642)	(823)	(24.3)	51.0
Operations from foreign subsidiaries	(804)	(1,006)	(1,145)	(20.1)	(29.8)
Total	(42,141)	(34,612)	(43,854)	21.8	(3.9)
4

Compared to 4Q20, the cost of goods sold increased by 21.8% in 1Q21, mainly due to higher production taxes and imports costs, which are directly correlated to Brent prices, and to the absence of the gain from the actuarial review of the health plan in 4Q20.

In addition to the increase in Brent prices, higher participation of imported crude oil in the processed feedstock and of imported oil products in the sales mix also contributed to higher import costs.

Operating Expenses

Table 6 – Operating expenses

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Selling, General and Administrative Expenses	(6,694)	(6,522)	(7,734)	2.6	(13.4)
Selling expenses	(5,198)	(6,049)	(5,914)	(14.1)	(12.1)
Materials, third-party services, freight, rental and other related costs	(4,299)	(5,096)	(5,105)	(15.6)	(15.8)
Depreciation, depletion and amortization	(814)	(825)	(549)	(1.3)	48.3
Allowance for expected credit losses	31	27	(46)	14.8	−
Employee compensation	(116)	(155)	(214)	(25.2)	(45.8)
General and administrative	(1,496)	(473)	(1,820)	216.3	(17.8)
Employee compensation	(1,013)	(89)	(1,277)	1038.2	(20.7)
Materials, third-party services, freight, rental and other related costs	(351)	(331)	(416)	6.0	(15.6)
Depreciation, depletion and amortization	(132)	(53)	(127)	149.1	3.9
Exploration costs	(1,196)	(1,905)	(468)	(37.2)	155.6
Research and Development Expenses	(639)	(536)	(422)	19.2	51.4
Other taxes	(581)	(1,002)	(517)	(42.0)	12.4
Impairment of assets	(508)	30,970	(65,301)	−	(99.2)
Other (income and expenses), net	(1,530)	6,471	(1,174)	−	30.3
Total	(11,148)	27,476	(75,616)	−	(85.3)

Selling expenses fell 14% in 1Q21, when compared to 4Q20, in line with lower sales volumes.

The increase in general and administrative expenses reflects the absence of the R$ 1.2 billion actuarial gain relative to the health plan in 4Q20, partially offset by lower consulting costs and lower headcount.

There was a reduction in exploration costs, mainly due to higher write-offs in 4Q20 in the Espirito Santo and Campos basins.

In 1Q21, impairment was R$ 508 million, mainly due to the shut-down of platform P-33 in Campos basin.

There were other expenses of R$1.5 billion in 1Q21 as opposed to other revenues of R$ 6.5 billion in 4Q20, due to the absence of the gain from the actuarial review of the health plan carried out in 4Q20 and to lower gains from divestments, partially offset by the lower provision related to the variable compensation program and higher reimbursement from the Lava Jato operation.

Adjusted EBITDA

Adjusted EBITDA in 1Q21 reached R$ 48,9 billion, 4% higher than 4T20. This result reflects higher oil margins due to the appreciation of Brent prices, offset by lower sales volumes. In addition, excluding the effect of the absence of the gain from the actuarial review of the health plan, occurred in 4Q20, there were lower operating expenses impacting this metric.

5

Financial results

Table 7 – Financial results

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Finance income	676	777	798	(13.0)	(15.3)
Income from investments and marketable securities (Government Bonds)	160	192	298	(16.7)	(46.3)
Other income, net	516	585	500	(11.8)	3.2
Finance expenses	(6,613)	(7,816)	(7,416)	(15.4)	(10.8)
Interest on finance debt	(4,119)	(4,184)	(4,545)	(1.6)	(9.4)
Unwinding of discount on lease liabilities	(1,607)	(1,767)	(1,517)	(9.1)	5.9
Discount and premium on repurchase of debt securities	(1,013)	(2,068)	(1,245)	(51.0)	(18.6)
Capitalized borrowing costs	1,154	1,267	1,234	(8.9)	(6.5)
Unwinding of discount on the provision for decommissioning costs	(1,027)	(747)	(853)	37.5	20.4
Other finance expenses and income, net	(1)	(317)	(490)	(99.7)	(99.8)
Foreign exchange gains (losses) and indexation charges	(24,811)	13,851	(14,560)	−	70.4
Foreign exchange	(18,727)	19,867	(8,382)	−	123.4
Reclassification of hedge accounting from Shareholders’ Equity to the Statement of Income	(6,095)	(6,134)	(6,449)	(0.6)	(5.5)
PIS and COFINS monetary restatement - exclusion from VAT tax basis	−	(364)	−	−	−
Other foreign exchange gains (losses) and indexation charges, net	11	482	271	(97.7)	(95.9)
Total	(30,748)	6,812	(21,178)	−	45.2

The financial result for 1Q21 was negative R$ 30.76 billion, compared to the R$ 6.8 billion revenue in 4Q20. We ended 1Q21 with an FX exposure of US$ 34.9 billion, compared to US$ 43.3 billion in 4Q20, with lower passive exposure in dollars.

Despite the lower FX exposure in 1Q21, there was an increase in foreign exchange losses, reaching R$ 18.7 billion, mainly due to the 9.6% depreciation of the Brazilian real over the US dollar against the appreciation of 7.9% in 4Q20. It is also worth mentioning the lower premium in the repurchase of bonds (R$ 1 billion) and the positive effects of active liability management, which made possible the reduction of finance expenses (R$ 4.1 billion).

Net income (loss) attributable to Petrobras’ shareholders

We recorded a net income of R$ 1.2 billion in 1Q21, R$ 58.7 billion lower than 4Q20, reflecting the impact of FX losses in the financial result due to the depreciation of the Brazilian real over the US dollar, as well as the reversals of impairment and of past expenditures with the health plan, both in 4Q20.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 1Q21, few non-recurring items impacted results. Excluding such items, mainly the impairment of R$ 508 million and the goodwill on the repurchase of bonds of R$ 1 billion, we would have had a net income of R$ 1.6 billion in 1Q21. Recurring EBITDA would have been R$ 47.8 billion, 34% higher than 4Q20.

6

Special Items

Table 8 – Special itens

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Net income	1,276	60,452	(49,724)	(97.9)	−
Nonrecurring items	(239)	41,811	(66,665)	−	(99.6)
Nonrecurring items that do not affect Adjusted EBITDA	(1,430)	29,866	(67,244)	−	(97.9)
Impairment of assets and investments	(699)	29,235	(65,559)	−	(98.9)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(183)	−	−	−	−
Gains and losses on disposal / write-offs of assets	257	1,925	(446)	(86.6)	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	(364)	−	−	−
Discount and premium on repurchase of debt securities	(1,013)	(2,068)	(1,239)	(51.0)	(18.2)
Inflation indexation charges on petroleum and alcohol accounts	−	1,222	−	−	−
Financial update on state amnesty programs	208	(84)	−	−	−
Other nonrecurring items	1,191	11,945	579	(90.0)	105.7
PDV	21	29	(188)	(27.6)	−
Amounts recovered from Lava Jato investigation	790	282	97	180.1	714.4
Gains / (losses) on decommissioning of returned/abandoned areas	(35)	(1,671)	(6)	(97.9)	483.3
State amnesty programs	659	58	−	−	−
Gains (Losses) related to legal proceedings	−	−	565	−	−
Equalization of expenses - Production Individualization Agreements	(244)	(40)	111	510.0	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	22	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	203	−	−	−
Cost reversals of health care plan due to the revision in the company’s future obligations	−	13,062	−	−	−
Net effect of nonrecurring items on IR / CSLL	(46)	(10,365)	22,780	(99.6)	−
Recurring net income	1,561	29,006	(5,839)	(94.6)	−
Petrobras Shareholders	1,452	28,444	(4,637)	(94.9)	−
Non-controlling interests	109	562	(1,202)	(80.6)	−

Adjusted EBITDA	48,949	47,043	37,504	4.1	30.5
Non-recurring Items	1,191	11,945	579	(90.0)	105.7
Recurring Adjusted EBITDA	47,758	35,098	36,925	36.1	29.3

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics, costs with research and development and pre-operating costs.

Table 9- Capex

				Variation %
US$ million	1Q21	4Q20	1Q20	1Q21 / 4Q20	1Q21 / 1Q20
Exploration and Production	1,626	1,519	2,139	7.1	(24.0)
Refining, Transportation and Marketing	193	354	171	(45.6)	12.9
Gas and Power	63	83	86	(24.5)	(26.4)
Others	32	93	37	(66.0)	(15.3)
Total	1,913	2,049	2,433	(6.6)	(21.3)

In 1Q21, investments amounted US$ 1.9 billion, 7% below 4Q20 and 21% below 1Q20. More than 71% of capex is related to growth capex.

Growth investments are those with the main objective of increasing the capacity of existing assets, implementing new production systems up to the full ramp up, disposal and storage assets, increasing efficiency or profitability of the asset and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019, exploratory investments, and investments in R&D.

Sustaining investments, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, HSE projects, line changes, infrastructure operational and ICT.

In 1Q21, investments in the Exploration and Production segment totaled US$ 1.6 billion, with approximately 78% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 1 billion); (ii) exploratory investments (US$ 0.1 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 193 million in 1Q21, approximately 23% of which were growth investments. Investments in the Gas and Power segment totaled US$ 63 million in 1Q21, of which approximately 60% are investments in growth.

The following table presents the main information on the new, already contracted, oil and gas production systems.

8

Table 10 – Main Projects1*

Project	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX[3] Petrobras US$ bi	Petrobras Share	Status
Sépia 1 FPSO Carioca (Chartered unit)	2021	180000	0.91	2.2	97.6%	Project in phase of execution with production system under construction. 11 wells drilled and 10 completed
Mero 1 FPSO Guanabara (Chartered unit)	2022	180000	0.28	1.0	40.0%	Project in phase of execution with production system under construction. 11 wells drilled and 6 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150000	0.49	2.3	100%¹	Project in phase of execution with production system under construction. 6 wells drilled and 1 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80000	0.10	2.1	100.0%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70000	0.03	1.6	100.0%	Project in phase of execution with production system under construction.
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180000	0.02	0.8	40.0%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150000	1,65²	3.4	100.0%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180000	0.02	0.8	40.0%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225000	0.01	2.1	100%¹	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180000	0.03	4.3	100%¹	Project in phase of execution. Contract signed in May/2021

¹ Will change after the co-participation agreement

² In this quarter, the incorporation of P-71 was considered in the financial curve of the project, according to the relevant fact disclosed on October 27, 2020.

[3] Does not include the amount related do chartered units

9

Portfolio Management

In 2021, up to May, 11th, we concluded the sale of: Frade field, the wind power plants Mangue Seco 1, Mangue Seco 3 and Mangue Seco 4, Petrobras Uruguay Distribución (PUDSA), the remaining 10% stake in NTS and BSBios company. Cash inflows from those transactions, coupled with upfront cash inflows from the signing of Peroá and Miranga clusters divestments, totaled US$ 472 million in the period.

Table 11 – Amounts received up to May 11th, 2021 and respective transaction value

Asset	Amounts received (US$ million)	Transaction amount[1] (US$ million)
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	-	6[2]
Mangue Seco 3 e 4	18[2]	16.8[2]
Frade field	36	100[3]
Peroá cluster	5.0	55
Miranga cluster	11	220.1
PUDSA	62	61.7[4]
RLAM	-	1,650
NTS (10%)	285[2]	333[2]
UTE Camaçari Cluster	-	17.6²
BSBios	47	60
Rabo Branco		1.5
Total	472	2,529.7

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US $ at the PTAX rate on the day of the SPA signing or of the cash inflow.

³Transaction signed in 2019

4Transaction signed in 2020

Petrobras reinforces the importance of portfolio management focusing on world-class assets in deep and ultra-deep waters, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

10

Liquidity and Capital Resources[1]

Table 12 - Liquidity and Capital Resources

R$ million	1Q21	4Q20	1Q20
Adjusted cash and cash equivalents at the beginning of period	64,354	75,443	33,309
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(3,424)	(3,782)	(3,580)
Cash and cash equivalents at the beginning of period	60,930	71,661	29,729
Net cash provided by (used in) operating activities	40,070	37,702	34,991
Net cash provided by (used in) investing activities	(7,427)	(1,835)	(6,664)
Acquisition of PP&E and intangibles assets	(8,981)	(7,456)	(8,342)
Addition (reduction) on investments	(4)	(3)	15
Proceeds from disposal of assets - Divestment	1,054	4,983	1,168
Dividends received	366	220	200
Divestment (Investment) in marketable securities	138	421	295
(=) Net cash provided by operating and investing activities	32,643	35,867	28,327
Net cash provided by (used) in financing activities	(30,822)	(39,243)	12,799
Net financings	(22,679)	(29,075)	24,269
Proceeds from financing	299	6,319	48,777
Repayments	(22,978)	(35,394)	(24,508)
Repayment of lease liability	(8,040)	(8,110)	(6,822)
Dividends paid to shareholders of Petrobras	−	(1,783)	(4,427)
Dividends paid to non-controlling interest	(1)	(250)	(35)
Investments by non-controlling interest	(102)	(25)	(186)
Effect of exchange rate changes on cash and cash equivalents	5,408	(7,355)	9,556
Cash and cash equivalents at the end of period	68,159	60,930	80,411
Government bonds and time deposits with maturities of more than 3 months at the end of period*	3,299	3,424	3,346
Adjusted cash and cash equivalents at the end of period	71,458	64,354	83,757
Reconciliation of Free Cash Flow
Net cash provided by operating activities	40,070	37,702	34,991
Acquisition of PP&E and intangibles assets (except for the Bidding for oil surplus of Transfer of rights agreement and signature bonus)	(8,981)	(7,456)	(8,342)
Investments in investees**	(4)	(3)	15
Free cash flow	31,085	30,243	26,664

As of March 31st, 2021, cash and cash equivalents were R$ 68.2 billion and adjusted cash and cash equivalents totaled R$ 71.5 billion.

In 1Q21, despite the reduction in sales volumes in the domestic and external markets and the higher built-up of inventories relative to 4Q20, there was an increase in net cash provided by operating activities, which reached R$ 40.1 billion, mainly due to the hike in Brent prices. Free cash flow reached R$ 31.1 billion in 1Q21.

This level of cash generation, alongside cash inflows from divestments of R$ 1.1 billion and cash and cash equivalents, were used: (i) to prepay debt and amortize principal and interest due in the period (R$ 23 billion) and (ii) to amortize lease liabilities (R$ 8 billion), reducing gross debt to R$ 404 billion (US$ 71 billion). In addition, CAPEX was R$ 9 billion.

In 1Q21, the company settled several loans and financial debts, amounting to R$ 23 billion, notably: (i) repayment of loans in the amount of R$ 6.1 billion, (ii) prepayment of banking loans in the domestic and international market totaling R$ 536 million and (iii) R$ 8 billion (US$ 1.4 billion) in the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 1 billion (iv) total prepayment of loans with export credit agencies, in the amount of R$ 1.3 billion.

[1] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation

11

Conciliation EBITDA x OCF x FCF x FCFE

R$ billion

12

Debt

The cash flow generation and continuous liability management allowed a relevant reduction in our indebtedness. Gross debt reached US$ 71 billion, 6% lower than December 31st 2020, mainly due to debt prepayments. In April, there was a high volume of repayments and prepayments, in the amount of US$ 3.2 billion, which reinforces our commitment to deleveraging.

In addition, liability management helped increase the average maturity from 11.71 years to 11.84 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased from 2.66x on December 31st, 2020 to 2.47x on March 31st, 2021.

Net debt reduced 7.5%, reaching US$ 58.4 billion. The Net Debt/LTM adjusted EBITDA ratio decreased from 2.22x on December 31st, 2020 to 2.03x on March 31st, 2021, the best recorded mark since 2012.

Table 13 – Debt indicators

US$ million	03.31.2021	12.31.2020	Δ %	03.31.2020
Financial Debt	50,317	53,888	(6.6)	66,702
Capital Markets	28,393	30,137	(5.8)	33,329
Banking Market	17,359	18,597	(6.7)	27,956
Development banks	1,149	1,516	(24.2)	1,497
Export Credit Agencies	3,210	3,424	(6.3)	3,683
Others	206	214	(3.7)	237
Finance leases	20,649	21,650	(4.6)	22,535
Gross debt	70,966	75,538	(6.1)	89,237
Adjusted cash and cash equivalents	12,542	12,370	1.4	16,106
Net debt	58,424	63,168	(7.5)	73,131
Net Debt/(Net Debt + Market Cap) - Leverage	51%	47%	8.5	67%
Average interest rate (% p.a.)	6.0	5.9	1.7	5.6
Weighted average maturity of outstanding debt (years)	11.84	11.71	1.1	9.74
Net debt / LTM Adjusted EBITDA ratio	2.03	2.22	(8.6)	2.15
Gross debt / LTM Adjusted EBITDA ratio	2.47	2.66	(7.1)	2.63
R$ million
Financial Debt	286,672	280,038	2.4	346,764
Finance Lease	117,644	112,510	4.6	117,153
Adjusted cash and cash equivalents	71,454	64,280	11.2	83,730
Net Debt	332,862	328,268	1.4	380,186

13

Results by Segment

Exploration and Production

Table 14 – E&P results

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Sales revenues	63,952	48,467	47,575	31.9	34.4
Gross profit	35,316	26,625	21,351	32.6	65.4
Operating expenses	(2,888)	24,312	(65,967)	−	(95.6)
Operating income (loss)	32,428	50,937	(44,616)	(36.3)	−
Net income (loss) attributable to the shareholders of Petrobras	21,533	33,495	(30,205)	(35.7)	−
Adjusted EBITDA of the segment	44,163	29,364	32,420	50.4	36.2
EBITDA margin of the segment (%)	69	61	68	8.5	0.9
Average Brent crude (US$/bbl)	60.90	44.23	50.26	37.7	21.2
Sales price - Brazil
Crude oil (US$/bbl)	57.32	43.29	49.96	32.4	14.7
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	4.91	5.61	5.88	(12.5)	(16.5)
excluding production taxes	6.66	7.19	7.51	(7.4)	(11.3)
Onshore and shallow waters
with leases	12.37	12.87	20.30	(3.9)	(39.1)
excluding lease	12.37	12.33	19.41	0.3	(36.3)
Deep and ultra-deep post-salt
with leases	11.11	12.63	10.84	(12.1)	2.5
excluding leases	9.39	11.23	9.26	(16.4)	1.4
Pre-salt
with leases	4.63	4.47	4.52	3.5	2.4
excluding leases	2.70	2.71	2.79	(0.5)	(3.2)
including production taxes and excluding leases	16.11	13.06	12.85	23.3	25.4
including production taxes and leases	17.87	14.64	14.47	22.1	23.5
Production taxes - Brazil	12,934	8,255	8,200	56.7	57.7
Royalties	6,520	4,582	4,254	42.3	53.3
Special participation	6,366	3,620	3,899	75.9	63.3
Retention of areas	48	53	47	(9.4)	2.1

In 1Q21, gross profit reached R$ 35.3 billion, an increase of 33% when compared to 4Q20. This increase was due to higher revenues and was partially offset by higher production taxes, both mainly due to higher Brent prices. Operating profit was 36% lower than in 4Q20, mainly due to the reversal of impairment losses, which occurred in 4Q20.

When compared to 1Q20, gross profit increased by 65% in 1Q21, mainly reflecting higher Brent prices. Operating profit was US$ 32.4 billion, a higher result mainly due to impairment losses occurred in 1Q20.

Lifting cost in 1Q21, without production taxes and without leases, was US$ 4.91/boe, which represents a 13% reduction compared to 4Q20. The result is due to lower expenses with integrity, such as maintenance and subsea inspections, which were concentrated in 4Q20.

When compared to 1Q20, lifting cost without production taxes and without leases decreased by 17%. This drop is explained by the 23% depreciation of the real against the dollar, the mothballing of shallow water platforms, divestments, and the start-up of P-70.

14

In the pre-salt, lifting cost remained stable in 1Q21. We continue to observe the maintenance of low unit costs, at levels below US$ 3/boe.

In the post-salt layer, lifting cost decreased 16% compared to 4Q20, due to lower expenses with maintenance and subsea inspections.

In onshore and shallow water assets, lifting cost in 1Q21 remained stable compared to the previous quarter.

Higher production taxes in 1Q21 are explained by higher Brent prices.

15

Refining, Transportation and Marketing

Table 15 - RTM results

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 x 4Q20	1Q21 x 1Q20
Sales revenues	76,741	65,163	68,160	17.8	12.6
Gross profit (Loss)	11,766	6,615	(2)	77.9	−
Operating expenses	(2,186)	266	(4,080)	−	(46.4)
Operating Income (Loss)	9,580	6,881	(4,082)	39.2	−
Net income (loss) attributable to the shareholders of Petrobras	6,939	5,109	(3,397)	35.8	−
Adjusted EBITDA of the segment	12,464	6,495	(1,292)	91.9	−
EBITDA margin of the segment (%)	16	10	(2)	627.4	1813.7
Refining cost (US$/barrel) - Brazil	1.61	1.47	2.26	9.5	(28.8)
Refining cost (R$/barrel) - Brazil	8.82	7.80	9.87	13.1	(10.6)
Domestic basic oil products price (R$/bbl)	350.07	269.08	286.63	30.1	22.1

In 1Q21, gross profit was R$ 5.15 million higher than 4Q20 due to a higher inventory turnover effect between quarters, with a variation of approximately R$ 6.13 billion, which reflect the increase in Brent prices in 1Q21 (the positive inventory turnover effect was R$ 8.97 billion in 1Q21 and R$ 2.84 billion in 4Q20). Excluding the inventory turnover effect, gross profit would have been R$ 2.79 billion in 1Q21 and R$ 3.77 billion in 4Q20.

In 1Q20, there were higher margins for oil products in the domestic market, especially diesel and gasoline, partially offset by lower LPG margins and lower sales volumes. There were better margins in crude oil and fuel oil exports, partially offset by lower volumes of exported oil.

The increase in operating income reflects the higher gross profit. Operating expenses increased in 1Q21 due to the positive effect in 4Q20 relative to the impairment reversal of Comperj and gains on the sale of Liquigás. Excluding these effects, operating expenses were lower, mainly reflecting the reduction in sales expenses due to lower sales volumes.

16

Gas and Power

Table 16 - Gas and Power results

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Sales revenues	12,087	12,142	10,467	(0.5)	15.5
Gross profit	4,816	5,329	4,562	(9.6)	5.6
Operating expenses	(4,103)	(3,969)	(3,016)	3.4	36.0
Operating income (loss)	713	1,360	1,546	(47.6)	(53.9)
Net income (loss) attributable to the shareholders of Petrobras	558	1,061	937	(47.4)	(40.4)
Adjusted EBITDA of the segment	1,784	2,315	2,200	(22.9)	(18.9)
EBITDA margin of the segment (%)	15	19	21	(4.0)	(6.0)
Natural gas sales price - Brazil (US$/bbl)	34.04	30.82	41.44	10.4	(17.9)

In 1Q21, gross profit was R$ 4.8 billion, a reduction of 10% when compared to 4Q20, as a result of lower margins in energy generation and lower margins in gas commercialization, both resulting from higher acquisition costs for gas, mainly due to the increase in the regasified LNG costs, given the increase in consumption due to the harsh winter and restrictions on supply.

In 1Q21, operating income was R$ 646 million lower than 4Q20, mainly due to (i) lower gross profit, (ii) higher tax expenses, (iii) reversal of impairment in Baixada Santista Energia S.A, occurred in 4Q20, and (iv) higher sales expenses due to contractual readjustment in transportation tariffs.

17

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and Adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Adjusted EBITDA Reconciliation

				Variation (%)
R$ million	1Q21	4Q20	1Q20	1Q21 X 4Q20	1Q21 x 1Q20
Net income (loss)	1,276	60,452	(49,724)	(97.9)	−
Net finance income (expense)	30,748	(6,812)	21,178	−	45.2
Income taxes	1,880	14,369	(16,894)	(86.9)	−
Depreciation, depletion and amortization	15,630	12,102	15,758	29.2	(0.8)
EBITDA	49,534	80,111	(29,682)	(38.2)	−
Share of earnings in equity-accounted investments	(1,019)	(173)	1,439	489.0	−
Impairment losses / (reversals)	508	(30,970)	65,301	−	(99.2)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	183	−	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets	(257)	(1,925)	446	(86.6)	−
Foreign exchange gains or losses on material provisions for legal proceedings	−	−	−	−	−
Adjusted EBITDA	48,949	47,043	37,504	4.1	30.5
Total Adjusted EBITDA	48,949	47,043	37,504	4.1	30.5

Adjusted EBITDA margin (%)	57	63	50	(6.0)	7.3
18

FINANCIAL STATEMENTS

Table 18 - Income Statement - Consolidated

R$ million	1Q21	4Q20	1Q20
Sales revenues	86,174	74,972	75,469
Cost of sales	(42,141)	(34,612)	(43,854)
Gross profit	44,033	40,360	31,615
Selling expenses	(5,198)	(6,049)	(5,914)
General and administrative expenses	(1,496)	(473)	(1,820)
Exploration costs	(1,196)	(1,905)	(468)
Research and development expenses	(639)	(536)	(422)
Other taxes	(581)	(1,002)	(517)
Impairment of assets	(508)	30,970	(65,301)
Other income and expenses	(1,530)	6,471	(1,174)
	(11,148)	27,476	(75,616)
Operating income (loss)	32,885	67,836	(44,001)
Finance income	676	777	798
Finance expenses	(6,613)	(7,816)	(7,416)
Foreign exchange gains (losses) and inflation indexation charges	(24,811)	13,851	(14,560)
Net finance income (expense)	(30,748)	6,812	(21,178)
Results in equity-accounted investments	1,019	173	(1,439)
Income (loss) before income taxes	3,156	74,821	(66,618)
Income taxes	(1,880)	(14,369)	16,894
Net Income (Loss)	1,276	60,452	(49,724)
Net income (loss) attributable to:
Shareholders of Petrobras	1,167	59,890	(48,523)
Non-controlling interests	109	562	(1,201)
19

Table 19 - Statement of Financial Position – Consolidated

ASSETS - R$ million	03.31.21	12.31.20
Current assets	153,972	142,323
Cash and cash equivalents	68,155	60,856
Marketable securities	3,299	3,424
Trade and other receivables, net	13,432	24,584
Inventories	39,730	29,500
Recoverable taxes	8,552	13,483
Assets classified as held for sale	11,650	4,081
Other current assets	9,154	6,395
Non-current assets	844,311	845,096
Long-term receivables	113,969	104,974
Trade and other receivables, net	14,666	13,675
Marketable securities	231	227
Judicial deposits	38,881	37,838
Deferred taxes	40,807	33,524
Other tax assets	16,630	16,411
Other non-current assets	2,754	3,299
Investments	18,044	17,010
Property, plant and equipment	634,712	645,434
Intangible assets	77,586	77,678
Total assets	998,283	987,419

LIABILITIES - R$ million	03.31.21	12.31.20
Current liabilities	124,469	136,287
Trade payables	29,057	35,645
Finance debt	18,755	21,751
Lease liability	30,594	29,613
Taxes payable	15,381	14,725
Dividends payable	4,482	4,457
Short-term benefits	9,655	10,150
Pension and medical benefits	3,679	8,049
Liabilities related to assets classified as held for sale	3,966	3,559
Other current liabilities	8,900	8,338
Non-current liabilities	553,569	539,982
Finance debt	267,917	258,287
Lease liability	87,050	82,897
Income Tax payable	1,802	1,853
Deferred taxes	1,205	1,015
Pension and medical benefits	76,306	75,454
Provision for legal and administrative proceedings	10,334	11,427
Provision for decommisioning costs	96,637	97,595
Other non-current liabilities	12,318	11,454
Shareholders´ equity	320,245	311,150
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	107,963	102,978
Non-controlling interests	6,850	2,740
Total liabilities and shareholders´ equity	998,283	987,419

20

Table 20 - Statement of Cash Flows – Consolidated

R$ million	1Q21	4Q20	1Q20
Net income for the period	1,276	60,452	(49,724)
Adjustments for:
Pension and medical benefits (actuarial expense)	1,726	(11,109)	2,157
Results of equity-accounted investments	(1,019)	(173)	1,439
Depreciation, depletion and amortization	15,630	12,102	15,758
Impairment of assets (reversal)	508	(30,970)	65,301
Inventory write-down (write-back) to net realizable value	(6)	−	1,389
Allowance (reversals) for impairment of trade and other receivables	(86)	105	474
Exploratory expenditures write-offs	740	1,199	117
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(74)	(1,925)	446
Foreign exchange, indexation and finance charges	30,244	(6,837)	18,440
Deferred income taxes, net	1,231	12,871	(17,491)
Revision and unwinding of discount on the provision for decommissioning costs	1,062	2,418	858
PIS and COFINS monetary restatement - exclusion from VAT tax basis	−	456	−
Early termination and changes on payments of lease agreements	(395)	(518)	(456)
Decrease (Increase) in assets
Trade and other receivables, net	(479)	251	4,090
Inventories	(10,793)	(8)	2,558
Judicial deposits	(839)	252	(1,961)
Other assets	137	(1,481)	(1,523)
Increase (Decrease) in liabilities
Trade payables	3,375	266	(3,242)
Other taxes payable	6,106	6,437	(2,143)
Income taxes paid	(710)	(170)	(1,120)
Pension and medical benefits	(5,253)	(1,231)	(1,614)
Provision for legal proceedings	(1,159)	65	(645)
Short-term benefits	(468)	(1,548)	(493)
Provision for decommissioning costs	(887)	(909)	(546)
Other liabilities	203	(2,293)	2,922
Net cash from operating activities	40,070	37,702	34,991
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(8,981)	(7,456)	(8,342)
Investments in investees	(4)	(3)	15
Proceeds from disposal of assets - Divestment	1,054	4,983	1,168
Divestment (Investment) in marketable securities	138	421	295
Dividends received	366	220	200
Net cash (provided) used in investing activities	(7,427)	(1,835)	(6,664)
Cash flows from Financing activities
Investments by non-controlling interest	(102)	(25)	(186)
Financing and loans, net:
Proceeds from financing	299	6,319	48,777
Repayment of finance debt - principal	(17,080)	(32,717)	(19,570)
Repayment of finance debt - interest	(5,898)	(2,677)	(4,938)
Repayment of lease liability	(8,040)	(8,110)	(6,822)
Dividends paid to shareholders of Petrobras	−	(1,783)	(4,427)
Dividends paid to non-controlling interests	(1)	(250)	(35)
Net cash provided (used) in financing activities	(30,822)	(39,243)	12,799
Effect of exchange rate changes on cash and cash equivalents	5,408	(7,355)	9,556
Net increase / (decrease) in cash and cash equivalents	7,229	(10,731)	50,682
Cash and cash equivalents at the beginning of the period	60,930	71,661	29,729
Cash and cash equivalents at the end of the period	68,159	60,930	80,411

21

SEGMENT INFORMATION

Table 21 - Consolidated Income Statement by Segment – 1Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	63,952	76,741	12,087	836	(67,442)	86,174
Intersegments	62,783	1,282	3,026	351	(67,442)	−
Third parties	1,169	75,459	9,061	485	−	86,174
Cost of sales	(28,636)	(64,975)	(7,271)	(823)	59,564	(42,141)
Gross profit	35,316	11,766	4,816	13	(7,878)	44,033
Expenses	(2,888)	(2,186)	(4,103)	(1,943)	(28)	(11,148)
Selling expenses	(1)	(1,839)	(3,301)	(29)	(28)	(5,198)
General and administrative expenses	(178)	(180)	(94)	(1,044)	−	(1,496)
Exploration costs	(1,196)	−	−	−	−	(1,196)
Research and development expenses	(467)	(11)	(27)	(134)	−	(639)
Other taxes	(91)	(220)	(127)	(143)	−	(581)
Impairment of assets	(538)	−	−	30	−	(508)
Other income and expenses	(417)	64	(554)	(623)	−	(1,530)
Operating income (loss)	32,428	9,580	713	(1,930)	(7,906)	32,885
Net finance income (expense)	−	−	−	(30,748)	−	(30,748)
Results in equity-accounted investments	126	616	215	62	−	1,019
Income (loss) before income taxes	32,554	10,196	928	(32,616)	(7,906)	3,156
Income taxes	(11,025)	(3,257)	(242)	9,956	2,688	(1,880)
Net income (loss)	21,529	6,939	686	(22,660)	(5,218)	1,276
Net income (loss) attributable to:
Shareholders of Petrobras	21,533	6,939	558	(22,645)	(5,218)	1,167
Non-controlling interests	(4)	−	128	(15)	−	109

Table 22 - Consolidated Income Statement by Segment – 1Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	47,575	68,160	10,467	857	(51,590)	75,469
Intersegments	46,658	1,328	3,336	268	(51,590)	−
Third parties	917	66,832	7,131	589	−	75,469
Cost of sales	(26,224)	(68,162)	(5,905)	(830)	57,267	(43,854)
Gross profit	21,351	(2)	4,562	27	5,677	31,615
Expenses	(65,967)	(4,080)	(3,016)	(2,521)	(32)	(75,616)
Selling expenses	(1)	(2,860)	(3,006)	(18)	(29)	(5,914)
General and administrative expenses	(206)	(272)	(117)	(1,225)	−	(1,820)
Exploration costs	(468)	−	−	−	−	(468)
Research and development expenses	(274)	(12)	(13)	(123)	−	(422)
Other taxes	(71)	(193)	(37)	(216)	−	(517)
Impairment of assets	(64,304)	(208)	−	(789)	−	(65,301)
Other income and expenses	(643)	(535)	157	(150)	(3)	(1,174)
Operating income (loss)	(44,616)	(4,082)	1,546	(2,494)	5,645	(44,001)
Net finance income (expense)	−	−	−	(21,178)	−	(21,178)
Results in equity-accounted investments	(758)	(848)	(12)	179	−	(1,439)
Income (loss) before income taxes	(45,374)	(4,930)	1,534	(23,493)	5,645	(66,618)
Income taxes	15,169	1,388	(526)	2,782	(1,919)	16,894
Net income (loss)	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net income (loss) attributable to:
Shareholders of Petrobras	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Non-controlling interests	−	(145)	71	(1,127)	−	(1,201)
22

Table 23 - Consolidated Income Statement by Segment – 4Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	48,467	65,163	12,142	1,281	(52,081)	74,972
Intersegments	47,267	1,304	3,104	406	(52,081)	−
Third parties	1,200	63,859	9,038	875	−	74,972
Cost of sales	(21,842)	(58,548)	(6,813)	(1,189)	53,780	(34,612)
Gross profit	26,625	6,615	5,329	92	1,699	40,360
Expenses	24,312	266	(3,969)	6,887	(20)	27,476
Selling expenses	(1)	(2,710)	(3,286)	(24)	(28)	(6,049)
General and administrative expenses	(139)	(14)	(100)	(220)	−	(473)
Exploration costs	(1,905)	−	−	−	−	(1,905)
Research and development expenses	(353)	(16)	(31)	(136)	−	(536)
Other taxes	(86)	(264)	(66)	(586)	−	(1,002)
Impairment of assets	29,926	1,067	19	(42)	−	30,970
Other income and expenses	(3,130)	2,203	(505)	7,895	8	6,471
Operating income (loss)	50,937	6,881	1,360	6,979	1,679	67,836
Net finance income (expense)	−	−	−	6,812	−	6,812
Results in equity-accounted investments	(129)	627	248	(573)	−	173
Income (loss) before income taxes	50,808	7,508	1,608	13,218	1,679	74,821
Income taxes	(17,318)	(2,340)	(463)	6,322	(570)	(14,369)
Net income (loss)	33,490	5,168	1,145	19,540	1,109	60,452
Net income (loss) attributable to:
Shareholders of Petrobras	33,495	5,109	1,061	19,116	1,109	59,890
Non-controlling interests	(5)	59	84	424	−	562

23

Table 24 - Other Income (Expenses) by Segment – 1Q21

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,596)	(7)	(32)	(6)	−	(1,641)
Pension and medical benefits - retirees	−	−	−	(1,189)	−	(1,189)
Variable compensation program	(208)	(119)	(22)	(179)	−	(528)
Equalization of expenses - Production Individualization Agreements	(244)	−	−	−	−	(244)
Realization of comprehensive income due to the sale of equity interest	−	−	−	(183)	−	(183)
Profit Share	(64)	(41)	(6)	(46)	−	(157)
Gains/(losses) with Commodities Derivatives	−	−	−	(126)	−	(126)
Result Related to Decommissioning	(35)	−	−	−	−	(35)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PDV	(6)	(10)	1	36	−	21
Fines imposed on suppliers	129	11	10	10	−	160
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	675	66	(489)	5	−	257
Gains / (losses) related to legal, administrative and arbitration proceedings	(237)	229	−	302	−	294
Early Contract Terminations	411	(19)	10	(7)	−	395
Expenses/Reimbursements from E&P partnership operations	552	−	−	−	−	552
Amounts recovered from Lava Jato investigation	−	−	−	790	−	790
Others	206	(46)	(26)	(30)	−	104
	(417)	64	(554)	(623)	−	(1,530)

24

Table 25 - Other Income (Expenses) by Segment – 1Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,371)	(11)	(194)	(8)	−	(1,584)
Pension and medical benefits - retirees	−	−	−	(1,327)	−	(1,327)
Variable compensation program	76	32	3	60	−	171
Equalization of expenses - Production Individualization Agreements	111	−	−	−	−	111
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Profit Share	−	(25)	−	−	−	(25)
Gains/(losses) with Commodities Derivatives	−	−	−	1,037	−	1,037
Result Related to Area Dismantling	(6)	−	−	−	−	(6)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PDV	(87)	(63)	(3)	(34)	−	(187)
Fines imposed on suppliers	213	6	4	2	−	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(322)	(99)	(42)	17	−	(446)
Gains / (losses) related to legal, administrative and arbitration proceedings	(636)	(257)	334	278	−	(281)
Early Contract Terminations	370	−	64	23	−	457
Expenses/Reimbursements from E&P partnership operations	856	−	−	−	−	856
Amounts recovered from Lava Jato investigation	−	−	−	96	−	96
Others	153	(118)	(9)	(294)	(3)	(271)
	(643)	(535)	157	(150)	(3)	(1,174)

25

Table 26 - Other Income (Expenses) by Segment – 4Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,660)	(5)	(131)	(6)	−	(1,802)
Pension and medical benefits - retirees	−	−	−	8,119	−	8,119
Variable compensation program	(1,079)	(535)	(95)	(626)	−	(2,335)
Equalization of expenses - Production Individualization Agreements	(39)	−	−	(1)	−	(40)
Realization of comprehensive income due to the sale of equity interest	−	−	−	−	−	−
Profit Share	(3)	50	−	−	−	47
Gains/(losses) with Commodities Derivatives	−	−	−	(34)	−	(34)
Result Related to Area Dismantling	(1,671)	−	−	−	−	(1,671)
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	265	169	(231)	−	203
Voluntary Separation Incentive Plan - PDV	(172)	(63)	(15)	279	−	29
Fines imposed on suppliers	68	(26)	7	11	−	60
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(3)	2,270	(402)	60	−	1,925
Gains / (losses) related to legal, administrative and arbitration proceedings	(555)	(149)	55	110	−	(539)
Early Contract Terminations	502	(22)	−	36	−	516
Expenses/Reimbursements from E&P partnership operations	1,261	−	−	−	−	1,261
Amounts recovered from Lava Jato investigation	50	−	−	232	−	282
Others	171	418	(93)	(54)	8	450
	(3,130)	2,203	(505)	7,895	8	6,471

26

Table 27 - Consolidated Assets by Segment – 03.31.2021

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	614,115	187,980	54,522	172,412	(30,746)	998,283

Current assets	19,705	73,782	12,283	78,948	(30,746)	153,972
Non-current assets	594,410	114,198	42,239	93,464	−	844,311
Long-term receivables	25,241	10,117	4,250	74,361	−	113,969
Investments	2,308	2,783	3,310	9,643	−	18,044
Property, plant and equipment	491,180	100,790	34,037	8,705	−	634,712
Operating assets	435,760	87,478	21,632	7,209	−	552,079
Assets under construction	55,420	13,312	12,405	1,496	−	82,633
Intangible assets	75,681	508	642	755	−	77,586

Table 28 - Consolidated Assets by Segment – 12.31.2020

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	625,054	166,547	53,505	160,113	(17,800)	987,419

Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Assets under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
27

Table 29 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q21

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	Rever Tradução
Net income (loss)	21,529	6,939	686	(22,660)	(5,218)	1,276
Net finance income (expense)	−	−	−	30,748	−	30,748
Income taxes	11,025	3,257	242	(9,956)	(2,688)	1,880
Depreciation, depletion and amortization	11,872	2,950	582	226	−	15,630
EBITDA	44,426	13,146	1,510	(1,642)	(7,906)	49,534
Results in equity-accounted investments	(126)	(616)	(215)	(62)	−	(1,019)
Impairment	538	−	−	(30)	−	508
Reclassification of cumulative translation adjustment - CTA	−	−	−	183	−	183
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	(675)	(66)	489	(5)	−	(257)
Adjusted EBITDA	44,163	12,464	1,784	(1,556)	(7,906)	48,949

Table 30 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 1Q20

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	Rever Tradução
Net income (loss)	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net finance income (expense)	−	−	−	21,178	−	21,178
Income taxes	(15,169)	(1,388)	526	(2,782)	1,919	(16,894)
Depreciation, depletion and amortization	12,410	2,483	612	253	−	15,758
EBITDA	(32,964)	(2,447)	2,146	(2,062)	5,645	(29,682)
Results in equity-accounted investments	758	848	12	(179)	−	1,439
Impairment losses / (reversals)	64,304	208	−	789	−	65,301
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Results on disposal / write-offs of assets and on remeasurement of investment retained with loss of control	322	99	42	(17)	−	446
Adjusted EBITDA	32,420	(1,292)	2,200	(1,469)	5,645	37,504

Table 31 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q20

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) f	33,490	5,168	1,145	19,540	1,109	60,452
Net finance income (expense)	−	−	−	(6,812)	−	(6,812)
Income taxes	17,318	2,340	463	(6,322)	570	14,369
Depreciation, depletion and amortization	8,350	2,951	572	229	−	12,102
EBITDA	59,158	10,459	2,180	6,635	1,679	80,111
Results in equity-accounted investments	129	(627)	(248)	573	−	(173)
Impairment	(29,926)	(1,067)	(19)	42	−	(30,970)
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	3	(2,270)	402	(60)	−	(1,925)
Adjusted EBITDA	29,364	6,495	2,315	7,190	1,679	47,043

28

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels, which are now included in the Corporate and other businesses.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer